September 18, 2008

Mr. Andrew Mew Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

Re:	China Premium Lifestyle Enterprise, Inc. File No. 333-120807 Form 10-K for the year ended December 31, 2007 Filed on March 31, 2008

Dear Mr. Mew:

China Premium Lifestyle Enterprise, Inc. (the “Company”) is in receipt of the Staff’s letter dated September 4, 2008 relating to the annual report referenced above. While the Company is endeavoring to respond to the Staff’s comments in a timely manner, as you discussed with Christopher Murillo of Loeb & Loeb LLP yesterday, we understand that the Staff is willing to extend the time during which the Company must respond to the comments until September 27, 2008. We would respectfully request that the Staff provide this accommodation to the Company so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Company and our independent public accountants.

Please feel free to contact me at (852) 2877-0940 or Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely,

Joseph Tik Tung Wong
Chief Financial Officer

cc:   Mitchell Nussbaum
Loeb & Loeb LLP